
Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714


06013665

May 15, 2006

SUPPL

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases issued May 8 and May 15, 2006, as well as a copy of the Company's First Quarter Report.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

5/24

#82-34714


Imperial
Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports Results for the First Quarter 2006

Vancouver (May 15, 2006) - **Imperial Metals Corporation (III:TSX)** reports financial results for the three months ended March 31, 2006. The First Quarter Report is available on SEDAR [*www.sedar.com*] and on the Company's website [*www.imperialmetals.com*]. Comparative financial results for the First Quarter of 2006 and 2005 are summarized below.

	Three Months Ended	
	March 31, 2006	March 31, 2005
(unaudited) in thousands except per share amounts	*(000's)*	*(000's)*
Revenues	$27,315	$46
Operating Income (Loss)	$6,557	$(1,717)
Net Income (Loss)	$660	$3,946
Net Income (Loss) Per Share	$0.02	$0.14
Cash Flow (1)	$1,976	$(1,145)
Cash Flow Per Share (1)	$0.07	$(0.04)

(1) Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow Per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

Mineral sales revenues were $27.2 million in the March 2006 quarter. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter. Although the Mount Polley mine commenced operations on March 8, 2005, no revenues were recorded until the September 2005 quarter when concentrate shipments began.

Mineral sales revenues were lower in the first quarter of 2006 compared to the fourth quarter of 2005 due to the timing of concentrate shipments which is dependant on the availability and scheduling of ocean or rail transportation. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business with either production exceeding shipments, as was the case in the first quarter, or vice versa.

Operating income for the three months ended March 31, 2006 increased to $6.6 million from an operating loss of $1.7 million in the March 2005 quarter. Equity income from the Huckleberry mine, driven by higher metal prices on lower sales volumes, was also higher at $4.0 million compared to $3.5 million in the comparative quarter. This was net of a future income tax expense deduction of $1.3 million. There was no deduction for future income tax expense in the March 2005 quarter as no future income tax asset had been recorded at that time.

Cash flow increased to $2.0 million in the March 2006 quarter compared to $1.1 million applied to operations in the March 2005 quarter. The $3.1 million turnaround is the result of positive cash flow generated from resumption of operations at the Mount Polley mine.

Capital expenditures were $2.4 million, down significantly from $17.2 million in the previous quarter when the capital expenditure program associated with the restart of the Mount Polley mine was in progress. Sales for the quarter were 7.2 million pounds of copper, while 11.4 million pounds were produced and concentrate inventory increased pending a concentrate shipment in early April 2006.

The dramatic increase in the price of metals will benefit Imperial, especially after settlement of the hedged copper. At Mount Polley, there are no copper forward sales that extend beyond 2006, and Huckleberry has hedged less than nine million pounds of copper for delivery in 2007. No gold, silver or molybdenum produced at either operation has been sold forward.

Mount Polley mine production for the March 2006 quarter compared to the December 2005 quarter is as follows:

	Three Months Ended	
(unaudited)	March 31, 2006	December 31, 2005
Ore milled (tonnes)	1,532,260	1,477,020
Ore milled per calendar day (tonnes)	17,025	16,055
Grade % - Copper	0.412	0.449
Grade g/t - Gold	0.249	0.255
Recovery % – Copper	82.07	82.66
Recovery % – Gold	65.72	69.56
Copper produced (lbs)	11,421,180	12,076,569
Gold produced (oz)	8,076	8,399
Silver produced (oz)	89,687	97,411

Ore milled per calendar day during the March 2006 quarter increased to 17,025 tonnes from 16,055 tonnes in the 2005 fourth quarter. The rate achieved was approximately 3% less than the winter weather target rate of 17,500 tonnes per day. Mill throughput in March exceeded 20,000 tonnes per day for 17 days, achieving 19,150 tonnes milled per calendar day for the month.

Fewer tonnes than planned were mined from the high grade portion of the Wight Pit in the first quarter. To increase the high grade tonnage from the Wight Pit, one P&H 2100 shovel is being moved from the Bell Pit to the Wight Pit, resulting in two shovels operating in the Wight Pit and one in the Bell Pit. Copper production is expected to increase, especially in the second half of 2006, as this increased loading capacity opens up higher grade Wight Pit ore for delivery to the mill.

Huckleberry mine production for the March 2006 quarter compared to the March 2005 quarter is provided below.

	Three Months Ended	
(100% - Imperial owns 50%) *(unaudited)*	March 31, 2006	March 31, 2005
Ore milled (tonnes)	1,659,900	1,692,700
Ore milled per calendar day (tonnes)	18,444	18,807
Ore milled per operating day (tonnes)	19,943	21,107
Grade (%) – Copper	0.560	0.542
Grade (%) – Molybdenum	0.014	0.014
Recovery (%) – Copper	85.9	87.7
Recovery (%) – Molybdenum	22.3	26.6
Copper produced (lbs)	17,615,000	17,748,000
Molybdenum produced (lbs)	114,881	135,567

The current Huckleberry mine plan calls for operations to continue until the fourth quarter of 2007.

Exploration at both Huckleberry and Mount Polley, along with higher metal prices, should extend the mine life at both mines. Exploration at Mount Polley continued during the quarter, and good results have been obtained in the C2 and Boundary zones [ref: news releases dated April 6 and May 1 respectively]. Drilling will continue in these zones and other targets on the property. At Huckleberry, a program of twelve diamond drill holes is underway in the Main Zone Extension which could provide a source of mill feed to extend the mine life by about two years. Exploration and development at the Sterling property will begin in the second quarter, and given the new gold price environment, the targets at Sterling hold great promise for the development of an economic deposit.

Imperial is a mine development and operating mining company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
Andre Deepwell, Chief Financial Officer – 604.488.2666
Sabine Goetz, Investor Relations - 604.488.2657 or email: info@imperialmetals.com


Imperial
Metals

2006 FIRST QUARTER REPORT

TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three months ended March 31, 2006 and March 31, 2005 are summarized below and discussed in detail in the Management's Discussion and Analysis.

	Three Months Ended	
	March 31, 2006	March 31, 2005
(unaudited) in thousands except per share amounts	*(000's)*	*(000's)*
Revenues	$27,315	$46
Operating Income (Loss)	$6,557	$(1,717)
Net Income (Loss)	$660	$3,946
Net Income (Loss) Per Share	$0.02	$0.14
Cash Flow [1]	$1,976	$(1,145)
Cash Flow Per Share [1]	$0.07	$(0.04)

(1) Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow Per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

Mineral sales revenues were $27.2 million in the March 2006 quarter. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter. Although the Mount Polley mine commenced operations on March 8, 2005, no revenues were recorded until the September 2005 quarter when concentrate shipments began.

Mineral sales revenues were lower in the first quarter of 2006 compared to the fourth quarter of 2005 due to the timing of concentrate shipments which is dependant on the availability and scheduling of ocean or rail transportation. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business with either production exceeding shipments, as was the case in the first quarter, or vice versa.

Operating income for the three months ended March 31, 2006 increased to $6.6 million from an operating loss of $1.7 million in the March 2005 quarter. Equity income from the Huckleberry mine, driven by higher metal prices on lower sales volumes, was also higher at $4.0 million compared to $3.5 million in the comparative quarter. This was net of a future income tax expense deduction of $1.3 million. There was no deduction for future income tax expense in the March 2005 quarter as no future income tax asset had been recorded at that time.

Cash flow increased to $2.0 million in the March 2006 quarter compared to $1.1 million applied to operations in the March 2005 quarter. The $3.1 million turnaround is the result of positive cash flow generated from resumption of operations at the Mount Polley mine.

Capital expenditures were $2.4 million, down significantly from $17.2 million in the previous quarter when the capital expenditure program associated with the restart of the Mount Polley mine was in progress. Sales for the quarter were 7.2 million pounds of copper, while 11.4 million pounds were produced and concentrate inventory increased pending a concentrate shipment in early April 2006.

Mount Polley Mine

Mount Polley mine production for the March 2006 quarter compared to the December 2005 quarter is as follows:

	Three Months Ended	
(unaudited)	March 31, 2006	December 31, 2005
Ore milled (tonnes)	1,532,260	1,477,020
Ore milled per calendar day (tonnes)	17,025	16,055
Grade % - Copper	0.412	0.449
Grade g/t - Gold	0.249	0.255
Recovery % – Copper	82.07	82.66
Recovery % – Gold	65.72	69.56
Copper produced (lbs)	11,421,180	12,076,569
Gold produced (oz)	8,076	8,399
Silver produced (oz)	89,687	97,411

Ore milled per calendar day during the March 2006 quarter increased to 17,025 tonnes from 16,055 tonnes in the 2005 fourth quarter. The rate achieved was approximately 3% less than the winter weather target rate of 17,500 tonnes per day. Mill throughput in March exceeded 20,000 tonnes per day for 17 days, achieving 19,150 tonnes milled per calendar day for the month.

Fewer tonnes than planned were mined from the high grade portion of the Wight Pit in the first quarter. To increase the high grade tonnage from the Wight Pit, one P&H 2100 shovel is being moved from the Bell Pit to the Wight Pit, resulting in two shovels operating in the Wight Pit and one in the Bell Pit. Copper production is expected to increase, especially in the second half of 2006, as this increased loading capacity opens up higher grade Wight Pit ore for delivery to the mill.

Exploration at Mount Polley continued during the quarter, and good results have been obtained in the C2 and Boundary zones [ref: news releases dated April 6 and May 1 respectively]. Drilling will continue in these zones and other targets on the property.

Imperial owns 100% of the Mount Polley open pit copper/gold mine which is located 56 kilometres northeast of Williams Lake, British Columbia.

Huckleberry Mine

Huckleberry mine production for the March 2006 quarter compared to the March 2005 quarter is provided below.

	Three Months Ended	
(100% - Imperial owns 50%) *(unaudited)*	March 31, 2006	March 31, 2005
Ore milled (tonnes)	1,659,900	1,692,700
Ore milled per calendar day (tonnes)	18,444	18,807
Ore milled per operating day (tonnes)	19,943	21,107
Grade (%) – Copper	0.560	0.542
Grade (%) – Molybdenum	0.014	0.014
Recovery (%) – Copper	85.9	87.7
Recovery (%) – Molybdenum	22.3	26.6
Copper produced (lbs)	17,615,000	17,748,000
Molybdenum produced (lbs)	114,881	135,567

A program of twelve diamond drill holes is underway in the Main Zone Extension at Huckleberry. The program is designed to provide geotechnical information for pit slope design, to fill in gaps in the current block model of the zone, and to expand the zone to the west. No drill results have been received to date. The Main Zone Extension could provide a source of mill feed to extend the mine life by about two years. The current mine plan calls for operations to continue until the fourth quarter of 2007.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine which is located 123 kilometres southwest of Houston, British Columbia.

Sterling

Engineering and permitting work continues on the 144 Zone access ramp. Exploration drilling on the Tungsten Canyon prospect and development work at Sterling is expected to begin in the latter part of the second quarter.

Imperial owns 100% of the Sterling gold property which is located 185 kilometres northwest of Las Vegas, Nevada.

Outlook

The dramatic increase in the price of metals will benefit Imperial, especially after settlement of the hedged copper. Mount Polley has no copper forward sales beyond 2006, and Huckleberry has hedged less than nine million pounds of copper for delivery in 2007. No gold, silver or molybdenum produced at either operation has been sold forward.

The exploration work at both Huckleberry and Mount Polley, along with higher metal prices, should extend the mine life at both mines. Exploration and development at the Sterling property will begin in the second quarter, and given the new gold price environment, the targets at Sterling hold great promise for the development of an economic deposit.

Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

Mineral sales revenues were $27.2 million in the March 2006 quarter. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter. Although the Mount Polley mine commenced operations on March 8, 2005, no revenues were recorded until the September 2005 quarter when concentrate shipments began.

Mineral sales revenues were lower in the first quarter of 2006 compared to the fourth quarter of 2005 due to the timing of concentrate shipments which is dependant on the availability and scheduling of ocean or rail transportation. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business with either production exceeding shipments, as was the case in the first quarter, or vice versa.

Operating income for the three months ended March 31, 2006 increased to $6.6 million from an operating loss of $1.7 million in the March 2005 quarter. Equity income from the Huckleberry mine, driven by higher metal prices on lower sales volumes, was also higher at $4.0 million compared to $3.5 million in the comparative quarter. This was net of a future income tax expense deduction of $1.3 million. There was no deduction for future income tax expense in the March 2005 quarter as no future income tax asset had been recorded at that time.

Cash flow increased to $2.0 million in the March 2006 quarter compared to $1.1 million applied to operations in 2005. The $3.1 million turnaround is the result of positive cash flow generated from resumption of operations at the Mount Polley mine. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Capital expenditures were $2.4 million, down significantly from $17.2 million in the previous quarter when the capital expenditure program associated with the restart of Mount Polley mine operations was still in progress.

Expenditures in the March 2006 quarter were financed from cash flow from the Mount Polley mine, short term debt, a private placement and cash received from the exercise of warrants and options. At March 31, 2006 the Company had $12.3 million in cash and cash equivalents.

Derivative Instruments

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate. During the March 2006 quarter the Company recorded $11.0 million in losses on derivative instruments for copper. These losses result from the mark to market valuation of the derivative instruments entered into in prior quarters, and from the additional derivative instruments entered into during the March 2006 quarter. The Company does not use hedge accounting, therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The new hedges entered into in the March 2006 quarter were for the sale of 8.3 million lbs of copper under a zero cost min/max hedging arrangement where the Company participates in price increases up to US$2.60/lb and receives downside price protection of US$1.80/lb and 1.0 million lbs of copper at a forward sale price of US$2.22/lb. The unrealized losses of $14.1 million at March 31, 2006 represent the decline in fair value of the derivative instruments as a result of the copper price on March 31, 2006 being in excess of the ceiling and forward sale prices of the derivative instruments.

The original tranche of derivative instruments were put in place in July and August 2005 to provide cash flow certainty in the post start up phase of operations when debt repayments were highest. Under these contracts the Company sold copper under a zero cost min/max hedging arrangement where the Company participates in price increases up to US$1.65/lb and receives downside price protection of US$1.35/lb.

Of the original min/max tranche, 1.9 million lbs of copper settled during the December 2005 quarter and 5.6 million lbs of copper settled during the March 2006 quarter. Settlements of 12.9 million lbs of copper in the June 2006 quarter and 2.1 million lbs of copper in the September 2006 quarter will complete the hedge transaction.

The new hedges, totaling 8.3 million lbs of copper, will settle in equal monthly amounts during the September and December 2006 quarters. In addition the Company has sold forward 3.6 million lbs of copper that settle primarily in the June 2006 quarter. Refer to Notes 10 and 13(a) to the unaudited consolidated financial statements for the three months ended March 31, 2006 for further details.

The Company is obligated to fund the mark to market losses on the derivative instruments in excess of the credit facilities granted to the Company by the dealers. At March 31, 2006 the Company had $12.4 million on deposit with dealers. A large portion of these deposits were funded with short term debt. As these hedges settle, and/or if the price of copper declines, funds will be released to the Company providing a source of cash to repay the short term debt.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 10, 2006. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During the March 2006 Quarter

General

The quarter ending March 31, 2006 was the fourth full quarter of production from the Mount Polley mine after restart of milling operations on March 8, 2005. Mine operations during the quarter continued to focus on maximizing Wight Pit ore production. In May 2006 a second shovel will be moved to the Wight Pit to increase production of high grade ore.

Expenditures and working capital requirements in the March 2006 quarter were financed from a number of sources: cash flow from the Mount Polley mine; short term borrowings against concentrate inventories; other short term borrowings; and proceeds of $3.6 million from the exercise of warrants and options as well as a net $6.3 million private placement for exploration at Sterling. Capital expenditures during the quarter were $2.4 million, primarily for the buyout of rental haul trucks and ongoing exploration at the Mount Polley mine.

Property wide exploration initiatives at Mount Polley aimed at identifying new deposits continued through the quarter. Drilling recommenced in January to test the new targets generated from this work with a number of mineralized areas being discovered or expanded.

Funding from the private placement completed in March 2006 will be used for exploration at the 144 Zone and other regional exploration targets at Sterling.

Copper prices were substantially higher in the first quarter of 2006 quarter averaging about US$2.24/lb compared to US$1.95/lb in the fourth quarter of 2005. The US Dollar fluctuated in a slightly downward trend during the quarter closing marginally stronger at March 31, 2006 compared to December 31, 2005. Even with the decline in the exchange rate the price of copper in CDN Dollar terms was substantially higher averaging $2.59/lb in March 2006 quarter compared to $2.29/lb in same 2005 period. While decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars, they have a positive impact on US Dollar denominated long term debt payable in CDN Dollars.

The continued strong gain in the CDN Dollar against the US Dollar since early 2004 along with increases in certain costs resulting from changes in market conditions for such items as concentrate treatment and refining costs and the cost of labour, fuel and other consumables, continue impact the profitability of Mount Polley and of resource projects generally. The Company will seek to adopt operating and development strategies that will mitigate the impact of these market conditions.

Exploration

Exploration expenditures at Mount Polley were $0.4 million in the March 2006 quarter compared to $2.2 million in the March 2005 quarter. With the expanded land base, ongoing exploration at Mount Polley will consist of identifying additional mineralized zones and expanding already identified zones. Drilling, which recommenced in January 2006, provided encouraging results from the C2 Zone and Boundary Zone.

Exploration at Huckleberry mine continued with a 12 hole diamond drilling program that commenced in April 2006 at the Main Zone Extension to provide additional information to reevaluate the potential of mining this zone as the higher copper price has made the economics of this zone more attractive.

Preparations for exploration at the 144 Zone and other exploration targets in the vicinity of Sterling were initiated in the quarter. Exploration drilling on a number of interesting targets is expected to commence in the second quarter followed by construction of a ramp to access the 144 Zone.

Huckleberry Mines Ltd.

The financial results of Huckleberry have a significant impact on Imperial. Huckleberry benefited from escalating commodity prices in 2006 on lower sales volumes generating $4.0 million in equity income to the Company in the March 2006 quarter compared to equity income of $3.5 million in the March 2005 quarter. Note 3 to the unaudited consolidated interim financial statements of the Company discloses the impact of Huckleberry operations on the financial results of Imperial.

At the end of 2005 Huckleberry's probable reserves were calculated to be higher than previously estimated. Milling at the Huckleberry mine was scheduled to be completed in September 2007. The revised reserve estimate now provides for the mill to continue to operate until mid December 2007. Huckleberry is conducting additional exploration drilling in the Main Zone Extension area to reassess the feasibility of mining this zone, which has the potential to add up to two years to Huckleberry's mine life.

The Company owns 50% of the shares of Huckleberry Mines Ltd., the owner and operator of the Huckleberry mine. All debt and other obligations of Huckleberry are non recourse to Imperial. However, the repayment of all of Huckleberry's debt will depend on the ability of Huckleberry to generate sufficient cash flow prior to a depletion of its ore reserves. Provided copper prices remain at current levels, Huckleberry should repay its loans and generate income to its owners prior to shut down presently scheduled for the fourth quarter of 2007.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2005.

Critical Accounting Policies

The critical accounting policies adopted by the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2005.

Changes in Accounting Policies

No new accounting policies were adopted by the Company in the three months ended March 31, 2006 and the Company is not expected to adopt any new accounting policies in 2006.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2006 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2005

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2006 and the audited consolidated financial statements of the Company for the year ended December 31, 2005.

Financial Results

Overview

Net income in the March 2006 quarter was $0.7 million ($0.02 per share) compared to net income of $3.9 million ($0.14 per share) in the comparative 2005 quarter.

Operating revenues were $27.3 million in the March 2006 quarter compared to under $0.1 million in the comparative 2005 quarter.

The lower net income for the Company in the March 2006 quarter was primarily attributable to $11.0 million in losses on financial derivative instruments which were not fully offset by the income generated from resumption of operations at the Mount Polley mine and an improvement in equity income from Huckleberry.

The Company's share of Huckleberry's net income in the March 2006 quarter was $4.0 million compared to $3.5 million in the comparative 2005 quarter. Equity income for the March 2006 quarter was net of a deduction for future income tax expense of $1.3 million while the 2005 quarter had no deduction of future income tax expense as no future income tax asset had been recorded at that time.

Mount Polley operations, before depletion, depreciation and amortization, and financing charges, contributed $11.8 million to operating income in the March 2006 quarter. Offsetting this was a loss of $11.0 million on derivative instruments due to the increase in the price of copper during the period.

Mineral Production Costs

Mineral production costs, all for the Mount Polley mine, were $13.4 million in the March 2006 quarter compared to nil in 2005 when all costs were inventoried pending sale of the concentrate which commenced in the third quarter of 2005.

Mineral Property Holding Costs

Mineral property holding costs decreased to $0.2 million in the March 2006 quarter from $0.6 million in the March 2005 quarter. The reduction is attributable to Mount Polley holding and operating costs which are now included with inventory production costs and charged to mineral productions costs upon sale of the concentrate.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $2.1 million in the March 2006 quarter from $0.4 million in the March 2005 quarter as a result of the resumption of sales from the Mount Polley mine.

Share Based Compensation

Share based compensation expense increased to $0.5 million in the March 2006 quarter from under $0.1 million in the March 2005 quarter as a result of the options issued in August 2005 and January 2006.

Interest Expense on Long Term Debt

Interest expense on long term debt increased to $0.5 million in the 2006 quarter from $0.1 million in the 2005 due to the convertible debentures issued in March 2005 and the loans for acquisition of mobile mine equipment in the June and September 2005 quarters.

Other Interest Expense

Other interest expense totaled $0.7 million in the March 2006 quarter and includes interest on short term concentrate advances, the line of credit facility added in the June 2005 quarter, short term borrowings to fund margin call deposits and higher levels of borrowings to support working capital requirements. The Company had no significant short term debt in the comparative 2005 period.

Interest Accretion on Long Term Debt

Interest accretion increased to $0.3 million from $0.1 million in 2005. The increase is due to the addition of the convertible debentures in March 2005.

Amortization of Deferred Financing Charges

The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $0.5 million in the March 2006 quarter compared to under $0.1 million in the March 2005 quarter when only the convertible debentures were outstanding for a portion of the quarter.

Other Foreign Exchange Gains and Losses

The $0.1 million in foreign exchange losses recorded in the March 2006 quarter is primarily attributable to foreign exchange rate movements on US Dollar denominated accounts receivable and margin call deposits net of US Dollar denominated short term debt. These US Dollar balances are the result of the restart of the Mount Polley operations. There were no significant US Dollar denominated accounts receivable, margin calls or short term debt in the comparable 2005 quarter.

Unrealized losses on Derivative Instruments

During the quarter ended March 31, 2006 the Company entered into additional hedge contracts for the sale of a total of 9.3 million pounds of copper for the months of June to December 2006 to protect the Company's cash flow

against a decline in the price of copper. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. This resulted in a loss of $11.0 million during the quarter ended March 31, 2006 compared to nil in the comparative 2005 quarter when the Company had no hedge contracts in place. The unrealized losses on the hedge contracts outstanding at March 31, 2006 totaled $14.1 million and the ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the March 2006 quarter was $0.7 million compared to $3.9 million in the March 2005 quarter. Cash flow increased to $2.0 million in the March 2006 quarter compared to $1.1 million applied to operations in 2005. The $3.1 million turnaround is the result of positive cash flow generated from resumption of operations at the Mount Polley mine, net of the losses realized in the quarter on the financial derivatives. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At March 31, 2006 the Company had a working capital deficiency of $11.4 million, an improvement of $7.5 million from the working capital deficiency of $18.9 million at December 31, 2005. This working capital deficiency reflects the financing arrangements made to restart operations which included a $14.5 million line of credit facility that is due on June 30, 2006. With the Mount Polley mine in operation at historically high copper prices the mine is generating substantial cash flow which will improve the working capital position of the Company and provide cash for debt reduction.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $1.8 million in the March 2006 quarter compared to $15.0 million in 2005. Expenditures in 2005 were all related to the restart of the Mount Polley mine and included the remaining capital costs, tailings dam, concentrate load out facilities. The 2006 expenditures, primarily for the buyout of haul trucks on rental, was financed from cash flow from operations and the proceeds from exercise of warrants and options.

Exploration expenditures were $0.5 million in the March 2006 quarter compared to $2.2 million in the March 2005 quarter when a number of drills were operating on the Mount Polley property. The expenditures in both years were primarily attributable to exploration at Mount Polley.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow from Mount Polley. In the March 2006 quarter the Company's treasury benefited from the issue of one million shares for gross proceeds of $6.5 million to fund the exploration program at Sterling and proceeds of $3.6 million from the exercise of share purchase warrants. The Company currently does not forecast the requirement for any additional equity financings during 2006.

The Company had the following contractual obligations as of March 31, 2006:

	Apr-Dec 2006	2007	2008	2009	2010	2011+	Years Ended Total
Long term debt [1]	$4,693,000	$6,063,000	$4,625,000	$2,538,000	$583,000	-	$18,502,000
Short term debt	$35,193,000	-	-	-	-	-	35,193,000
Convertible Debentures[2]	-	-	-	-	19,950,000		19,950,000
Operating leases	$136,000	165,000	90,000	69,000	12,000	-	472,000
Capital expenditures	-	-	-	-	-	-	-
Other obligations	$250,000	275,000	-	-	-	-	525,000
Mineral properties[3]	$177,000	305,000	255,000	260,000	327,000	301,000	1,625,000
Total	$40,449,000	$6,808,000	4,970,000	$2,867,000	$20,872,000	$301,000	$76,267,000

(1) Payments shown include interest and deemed interest.
(2) Assumes non conversion of debentures.
(3) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2011 is for year 2011 requirements only.

Debt repayment and working capital requirements for the balance of the year 2005 are expected to be met from cash flow from operations at Mount Polley.

Selected Quarterly Financial Information

	Three Months Ended March 31 2006	December 31 2005	September 30 2005	June 30 2005
Total Revenues	$27,315,078	$43,037,463	$27,859,599	$134,213
Equity Income from Huckleberry	$3,985,441	$15,293,054	$7,909,923	$3,262,590
Net Income	$659,947	$9,691,522	$5,583,588	$2,347,305
Net Income per share [1]	$0.02	$0.34	$0.20	$0.08
Diluted Income per share [1]	$0.02	$0.34	$0.20	$0.08
Cash Flow [2]	$1,975,751	$4,751,732	$5,684,263	$(1,091,757)
Cash Flow per share [2]	$0.07	$0.17	$0.20	$(0.04)
Average LME cash settlement copper price/lb in US$	$2.240	$1.951	$1.704	$1.537
Average US/CDN$ exchange rate	$1.155	$1.173	$1.201	$1.244
Period end US/CDN$ exchange rate	$1.167	$1.166	$1.161	$1.226

	Three Months Ended March 31 2005	December 31 2004	September 30 2004	June 30 2004
Total Revenues	$45,775	$320,519	$196,915	$311,374
Equity Income (Loss) from Huckleberry	$3,461,683	$6,647,956	$2,498,328	$(1,057,218)
Net Income (Loss)	$3,946,336	$5,855,767	$782,713	$(2,302,000)
Net Income (Loss) per share [1]	$0.14	$0.21	$0.03	$(0.09)
Diluted Income (Loss) per share [1]	$0.14	$0.21	$0.03	$(0.09)
Cash Flow [2]	$(1,145,045)	$(514,394)	$(1,482,216)	$(1,090,623)
Cash Flow per share [2]	$(0.04)	$(0.02)	$(0.06)	$(0.04)
Average LME cash settlement copper price/lb in US$	$1.482	$1.380	$1.293	$1.264
Average US/CDN$ exchange rate	$1.227	$1.221	$1.307	$1.359
Period end US/CDN$ exchange rate	$1.210	$1.204	$1.264	$1.340

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

[2] Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period. The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

During the fourth quarter of 2005 the Company commenced receiving short term advances from Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial. These advances were to assist the Company to meet margin calls on its derivative instruments. To March 31, 2006 advances, net of repayments, totalled $6.5 million and US$2.6 million. The advances, which bear interest at 10.5% escalating to 14.0 % on April 15, 2006, and are secured by a guarantee from the Company's wholly owned subsidiary, Mount Polley Mining Corporation.

Other

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at *www.sedar.com*.

As of March 31, 2006 the Company had 29,770,969 common shares outstanding and on a diluted basis 35,660,327 common shares outstanding.

Outlook

Operations, Earnings and Cash Flow

Sales of concentrate from the Mount Polley mine are expected to increase as the second shovel in the Wight Pit opens up higher grade ore for delivery to the mill. However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation.

Exploration

Exploration expenditures at Mount Polley are aimed at expanding known deposits and discovering new deposits. In 2006 the Company plans to recommence exploration at its wholly owned Sterling mine property near Beatty, Nevada. The program will include excavation of an underground ramp to access the 144 Zone along with underground and surface drilling. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Financing

Debt repayment and working capital requirements for the balance of the year 2006 are expected to be met from cash resources on hand at March 31, 2006 of $12.3 million, cash flow from operations at Mount Polley supplemented by short term borrowings to meet working capital requirements related to the margin call deposits on the Company's derivative instruments.

CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	March 31 2006	December 31 2005
ASSETS		
Current Assets		
Cash and cash equivalents	$12,314,042	$339,450
Marketable securities [market value $774,754 (2005 - $355,174)]	309,914	309,914
Accounts receivable	13,824,554	24,026,147
Inventory (Note 2)	14,213,092	5,158,103
Derivative instrument assets and margin call deposits (Note 10)	12,625,236	8,250,018
Future income taxes (Note 9)	3,918,181	2,674,874
	57,205,019	40,758,506
Investment in Huckleberry Mines Ltd. (Note 3)	15,731,767	11,746,326
Mineral Properties	78,268,559	79,141,191
Future Site Reclamation Deposits	2,284,853	2,231,962
Deferred Financing Costs	923,244	1,409,261
Other Assets	128,046	146,261
	$154,541,488	$135,433,507
LIABILITIES		
Current Liabilities		
Accounts payable and accrued charges	$13,735,751	$14,563,066
Short term debt (Note 4)	35,193,152	30,337,983
Current portion of long term debt (Note 5)	5,605,290	5,581,964
Derivative instrument liabilities (Note 10)	14,117,315	9,161,024
	68,651,508	59,644,037
Long Term Debt (Note 5)	11,879,348	13,216,146
Debt Component of Convertible Debentures (Note 6)	14,025,485	13,719,982
Future Site Reclamation Costs (Note 7)	3,717,479	3,649,434
Future Income Taxes (Note 9)	2,941,999	3,025,122
	101,215,819	93,254,721
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	40,336,620	29,724,618
Contributed Surplus (Note 8)	2,817,633	2,942,699
Equity Component of Convertible Debentures (Note 6)	6,861,510	6,861,510
Retained Earnings	3,309,906	2,649,959
	53,325,669	42,178,786
	$154,541,488	$135,433,507

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the Three Months Ended March 31, 2006 and 2005
(Unaudited – Prepared by Management)

	March 31 2006	March 31 2005
REVENUES		
Mineral sales	$27,189,330	$ -
Interest income	102,820	23,275
Other	22,928	22,500
	27,315,078	45,775
EXPENSES		
Mineral production and transportation costs	15,354,358	-
Mineral property holding costs	189,047	614,263
Accretion of future site restoration costs	65,530	51,752
Depletion, depreciation and amortization	2,057,405	396,378
General and administration	483,262	421,823
Share based compensation	500,247	17,203
Interest on long term debt	492,926	112,337
Other interest	710,117	33,993
Interest accretion on long term debt	326,640	97,988
Amortization of deferred financing charges	486,017	8,294
Foreign exchange loss on long term debt	872	14,193
Other foreign exchange (gain) loss	91,217	(4,986)
	20,757,638	1,763,238
INCOME (LOSS) BEFORE THE UNDERNOTED	6,557,440	(1,717,463)
Equity income in Huckleberry Mines Ltd. (Note 3)	3,985,441	3,461,683
Losses on derivative instruments (Note 10)	(10,959,364)	-
Other	-	(26,944)
(LOSS) INCOME BEFORE TAXES	(416,483)	1,717,276
(Recovery of) Income and mining taxes (Note 9)	(1,076,430)	(2,229,060)
NET INCOME	659,947	3,946,336
Retained Earnings (Deficit), Beginning of Period	2,649,959	(18,918,792)
Retained Earnings (Deficit), End of Period	$3,309,906	$(14,972,456)
Income Per Share		
Basic	$0.02	$0.14
Diluted	$0.02	$0.13

Supplemental Disclosure of Outstanding Shares

	May 10, 2006	March 31, 2006
Common shares outstanding	29,957,580	29,770,969
Diluted common shares outstanding	35,660,327	35,660,327

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited – Prepared by Management)

	March 31 2006	March 31 2005
OPERATING ACTIVITIES		
Net income	$659,947	$3,946,336
Items not affecting cash flows		
Depletion, depreciation and amortization	2,057,405	396,378
Share based compensation	500,247	17,203
Accretion of debt and future site restoration costs	392,170	149,740
Amortization of deferred financing costs	486,017	8,294
Equity income in Huckleberry Mines Ltd.	(3,985,441)	(3,461,683)
Foreign exchange loss (gain) on short and long term debt	7,401	14,193
Future income taxes	(1,326,430)	(2,244,060)
Unrealized losses on derivative instruments	3,184,811	-
Other	(376)	28,554
	1,975,751	(1,145,045)
Net change in non-cash operating working capital balances (Note 11)	(1,079,459)	1,919,094
Cash provided by operating activities	896,292	774,049
FINANCING ACTIVITIES		
Proceeds of short term debt	27,061,281	-
Repayment short term debt	(22,212,641)	-
Repayment of long term debt	(1,335,481)	(226,015)
Proceeds of convertible debentures	-	19,083,847
Issue of share capital, net of share issue costs	9,986,689	315,850
Cash provided by financing activities	13,499,848	19,173,682
INVESTMENT ACTIVITIES		
Acquisition and development of mineral properties	(2,369,864)	(17,177,245)
Increase in future site reclamation deposits	(50,000)	-
Other	(1,684)	(105,818)
Cash used in investment activities	(2,421,548)	(17,283,063)
INCREASE IN CASH AND CASH EQUIVALENTS	11,974,592	2,664,668
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	339,450	4,716,089
CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,314,042	$7,380,757
SUPPLEMENTAL INFORMATION		
Interest expense paid	$946,554	$70,714
Income taxes paid	$ -	$ -

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited – Prepared by Management)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2005. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes below.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

2. INVENTORY

	March 31 2006	December 31 2005
Concentrate	$11,342,144	$2,955,299
Supplies	2,870,948	2,202,804
	$14,213,092	$5,158,103

3. INVESTMENT IN HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper and molybdenum mining operations in British Columbia and which is recorded on the equity basis. .

The Company's investment in (share of deficit of) Huckleberry is comprised of the following:

	Three Months Ended March 31 2006	Year Ended December 31 2005
Balance, beginning of period	$11,746,326	$(18,180,924)
Equity income for the period	3,985,441	29,927,250
Balance, end of period	$15,731,767	$11,746,326

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006
(Unaudited – Prepared by Management)

Summarized financial information for Huckleberry is as follows:

Balance Sheet	March 31 2006	December 31 2005
Current Assets		
Cash and cash equivalents	$32,152,335	$48,119,977
Short term investments	51,308,254	18,188,600
Other current assets	30,731,780	28,535,225
	114,192,369	94,843,802
Mineral property	53,810,388	60,867,639
Future site restoration deposits and future income taxes	10,495,231	13,160,318
	$178,497,988	$168,871,759
Current Liabilities		
Accounts payable and other current liabilities	$9,059,142	$9,292,279
Current portion of long term debt, accrued interest and capital lease obligations	43,000,000	43,000,000
	52,059,142	52,292,279
Long term debt, accrued interest and capital lease obligations	80,457,699	78,883,674
Future site restoration costs and other long term liabilities	15,800,751	15,436,292
	148,317,592	146,662,245
Share Capital	57,595,611	57,595,611
Deficit	(27,415,215)	(35,386,097)
	30,180,396	22,209,514
	$178,497,988	$168,871,759

	Three Months Ended March 31 2006	Three Months Ended March 31 2005
Statement of Income		
Revenues	$41,769,438	$34,805,456
Expenses	33,798,556	27,882,091
Net Income	$7,970,882	$6,923,365
Statement of Cash Flows		
Operating activities	$18,461,768	$16,995,043
Financing activities	-	(61,129)
Investment activities	(34,429,410)	(4,066,288)
(Decrease) increase in cash and cash equivalents	$(15,967,642)	$12,867,626

(1) Certain of the financial information of Huckleberry disclosed above has been reclassified to be consistent with the classifications used by the Company. In addition, the Company's equity share of earnings of Huckleberry includes certain adjustments to ensure consistency of accounting policies with those of the Company. These adjustments are not reflected in the above figures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006
(Unaudited – Prepared by Management)

4. SHORT TERM DEBT

	March 31 2006	December 31 2005
Line of Credit Facility	$14,500,000	$14,500,000
Concentrate Advances [US$9,552,474 (2005-US$8,166,838)]	11,148,692	9,510,283
Credit Facilities from a Related Party	6,500,000	3,000,000
Credit Facilities from a Related Party [US$2,600,000 (2005-US$2,600,000)]	3,034,460	3,027,700
Bank loan	10,000	-
Mortgages payable	-	300,000
	$35,193,152	$30,337,983

5. LONG TERM DEBT

	March 31 2006	December 31 2005
Mount Polley Mine Construction Loan	$5,090,082	$5,535,581
Mount Polley Finance Contracts [US$1,057,918 (2005-US$1,240,606)]	1,234,696	1,444,685
Mount Polley Finance Contracts	122,466	138,463
Mount Polley Bank Term Loan	11,037,394	11,679,381
	17,484,638	18,798,110
Less portion due within one year	(5,605,290)	(5,581,964)
	$11,879,348	$13,216,146

6. CONVERTIBLE DEBENTURES

	Three Months Ended March 31 2006	Year Ended December 31 2005
Balance, beginning of period	$13,719,982	$ -
Debentures Issued	-	12,790,213
Accretion	305,503	963,779
Conversion to shares	-	(34,010)
Balance, end of period	$14,025,485	$13,719,982

Each $8.65 of face value of convertible debenture is convertible into one common share of the Company at any time prior to March 10, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006
(Unaudited – Prepared by Management)

7. FUTURE SITE RECLAMATION COSTS

	Three Months Ended March 31 2006	Year Ended December 31 2005
Balance, beginning of period	$3,649,434	$3,118,573
Accretion	65,530	216,983
Costs incurred during the period	-	(224,858)
Additions to future costs	-	57,438
Change in estimates of future costs	-	511,548
Effect of translation of foreign currencies	2,515	(30,250)
Balance, end of period	$3,717,479	$3,649,434

8. SHARE CAPITAL

Issued and Fully Paid	Three Months Ended March 31, 2006		Year Ended December 31, 2005	
	Number of Shares	Amount	Number of Shares	Amount
Common shares				
Balance, beginning of period	28,146,219	$29,724,618	27,950,939	$31,424,753
Issued for cash, net of issue costs of $160,311 (2005-nil)	1,000,000	6,339,689	-	-
Issued for cash on exercise of options	24,000	42,500	114,700	57,350
Issued for cash on exercise of share purchase warrants	600,750	3,604,500	74,800	411,400
Issued on conversion of convertible debentures	-	-	5,780	49,941
Transfer of contributed surplus on exercise of options and warrants	-	625,313	-	25,234
Future income tax effect of flow through share expenditures (Note 9)	-	-	-	(2,244,060)
Balance, end of period	29,770,969	$40,336,620	28,146,219	$29,724,618

Contributed Surplus	Three Months Ended March 31 2006	Year Ended December 31 2005
Balance, beginning of period	$2,942,699	$250,869
Share based compensation	500,247	770,162
Transfer to share capital upon exercise of options and warrants	(625,313)	(25,234)
Warrants issued for Line of Credit facility	-	1,946,902
Balance, end of period	$2,817,633	$2,942,699

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006
(Unaudited – Prepared by Management)

Share Option Plans

Under the Share Option Plans the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At March 31, 2006 222,097 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

On January 6, 2006 the Company granted an officer options to purchase 200,000 common shares of the Company. The fair value of the share options at the date of issuance was estimated at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Exercise price	$5.30
Estimated fair value per share	$2.55
Dividend yield	0%
Risk free interest rate	3.92%
Expected life	3.55 years
Expected volatility	66%

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the option at the date of grant.

A summary of the status of the Company's share option plans as of March 31, 2006 and changes during the three months then ended is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2005	2,072,000	$4.46
Granted	200,000	$5.30
Exercised	(24,000)	$1.77
Outstanding at March 31, 2006	2,248,000	$4.57
Options exercisable at March 31, 2006	1,161,333	$2.89

Share Purchase Warrants	Three Months Ended March 31 2006	Year Ended December 31 2005
	Number of Warrants	*Number of Warrants*
Balance, beginning of period	1,935,750	958,625
Issued pursuant to Line of Credit facility	-	1,935,750
Exercised	(600,750)	(74,800)
Expired	-	(883,825)
Balance, end of period	1,335,000	1,935,750

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006
(Unaudited – Prepared by Management)

9. (RECOVERY OF) INCOME AND MINING TAXES

	March 31 2006	March 31 2005
BC mineral taxes	$250,000	$ -
Large corporation taxes	-	15,000
Future income taxes	(1,326,430)	(2,244,060)
	$(1,076,430)	$(2,229,060)

The future income tax recovery of $2,244,060 in the three months ended March 31, 2005 relates to the change in the valuation allowance for future income tax assets to offset future income tax liabilities resulting from the renounciation of Canadian Exploration Expenditures for flow through share issuances.

10. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

	March 31 2006	December 31 2005
Assets		
Security deposits with dealers [US$10,628,297 (2005-US$7,061,358)]	$12,404,286	$8,222,951
Put options purchased [US$189,316 (2005-US$23,244)]	220,950	27,067
	$12,625,236	$8,250,018
Liabilities		
Call options sold [US$11,051,180 (2005-US$7,866,917)]	$12,897,833	$9,161,025
Forward sale obligations [US$1,044,882 (2005-US$nil)]	1,219,482	-
	$14,117,315	$9,161,025

Security deposits required to be paid by the Company to dealers are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the dealers.

At March 31, 2006 the Company had entered into various contracts to protect the Company's cash flow against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of March 31, 2006 depending on the attributes of the contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006
(Unaudited – Prepared by Management)

From time to time the Company purchases put options, sells call options and entered into forward sales contracts to manage its exposure to changes in copper prices. Contracts outstanding at March 31, 2006 are as follows:

	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*Equivalent notional lbs of copper*	
April 2006	$1.35	$1.65	3,748,000	2,590,000
May 2006	$1.35	$1.65	3,748,000	9,866,000
June 2006	$1.35	$1.65	3,748,000	2,535,000
July 2006	$1.80	$2.60	1,378,000	1,378,000
August 2006	$1.80	$2.60	1,378,000	1,378,000
September 2006	$1.80	$2.60	1,378,000	1,378,000
October 2006	$1.80	$2.60	1,378,000	1,378,000
November 2006	$1.80	$2.60	1,378,000	1,378,000
December 2006	$1.80	$2.60	1,378,000	1,378,000
			19,512,000	23,259,000

The contracts effectively ensure that the Company's cash flows under these contracts are expected to offset the Company's expected cash flows from copper revenues such that the Company will effectively receive the minimum price for copper noted above up to the maximum price for copper noted above for these notional amounts.

	Price US$/lb	Forward Sales
Contract Period		*Equivalent notional lbs of copper*
May 2006	$2.14	2,535,000
June 2006	$2.22	551,000
July 2006	$2.21	496,000
		3,582,000

These contracts effectively ensure that the Company's cash flows under these contracts are expected to offset the Company's expected cash flows from copper revenues such that the Company will effectively receive the price of copper noted above for these notional amounts.

11. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES AND SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended March 31 2006	Three Months Ended March 31 2005
The net change in non cash operating working capital balances consists of the following:		
Accounts receivable	$10,201,593	$(110,527)
Inventory	(7,849,999)	(1,263,266)
Derivative instrument assets and margin call deposits	(4,375,218)	-
Accounts payable and accrued liabilities	(827,315)	3,292,887
Derivative instrument liabilities	1,771,480	-
	$(1,079,459)	$1,919,094

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006
(Unaudited – Prepared by Management)

12. COMPARATIVE FIGURES

Certain of the prior year figures have been reclassified to conform with the current quarter's presentation.

13. SUBSEQUENT EVENTS

Subsequent to March 31, 2006:

(a) the Company purchased call options and sold call options to move the settlement month of a portion of the call options sold in 2005. The net notional number of pounds of copper and the exercise price under these contracts has not changed as a result of this movement.

Contract Period	Exercise Price US$/lb	Call Options Sold (Purchased) *Equivalent notional lbs of copper*
April 2006	$1.65	(4,464,000)
June 2006	$1.65	2,370,000
August 2006	$1.65	2,094,000
		-

These contracts effectively ensure that the Company's cash flows under these contracts are expected to offset the Company's expected cash flows from copper revenues such that the Company will effectively receive the price of copper noted above for these notional amounts.

(b) Convertible debentures with a face value of $990,000 were converted into 114,444 common shares of the Company.

CORPORATE INFORMATION

Imperial Metals Corporation
TSX:III

580 Hornby Street, Suite 200
Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1

DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

#82-34714





NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports First Quarter Production for Mount Polley and Huckleberry Mines

Vancouver (May 8, 2006) - **Imperial Metals Corporation (III-TSX)** reports first quarter production for its Mount Polley and Huckleberry mines. The Company's First Quarter Report is scheduled for release on May 15, 2006 and will be available on the Company's website: *www.imperialmetals.com*.

Mount Polley

Mount Polley mine production for the three months ended March 31, 2006 compared to December 31, 2005 is as follows:

(unaudited)	Three Months Ended March 31, 2006	Three Months Ended December 31, 2005
Ore milled (tonnes)	1,532,260	1,477,020
Ore milled per calendar day (tonnes)	17,025	16,055
Grade % - Copper	0.412	0.449
Grade g/t - Gold	0.249	0.255
Recovery % – Copper	82.07	82.66
Recovery % – Gold	65.72	69.56
Copper produced (lbs)	11,421,180	12,076,569
Gold produced (oz)	8,076	8,399
Silver produced (oz)	89,687	97,411

Ore milled per calendar day increased to 17,025 tonnes from 16,055 tonnes in the 2005 fourth quarter. The rate achieved was approximately 3% less than the winter weather target rate of 17,500 tonnes per day. Mill throughput in March exceeded 20,000 tonnes per day for 17 days, achieving 19,150 tonnes mined from the per calendar day for the month.

Fewer tonnes than planned were mined from the high grade portions of the Wight Pit in the 2006 first quarter. To increase the available tonnes from the high grade portion of the Wight Pit, one P&H 2100 shovel is being moved from the Bell Pit to the Wight Pit, resulting in two shovels operating in the Wight Pit and one in the Bell Pit.

Huckleberry

Huckleberry mine production for the three months ended March 31, 2006 compared to March 31, 2005 is provided below.

(100% - Imperial owns 50%) *(unaudited)*	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Ore milled (tonnes)	1,659,900	1,692,700
Ore milled per calendar day (tonnes)	18,444	18,807
Ore milled per operating day (tonnes)	19,943	21,107
Grade (%) – Copper	0.560	0.542
Grade (%) – Molybdenum	0.014	0.014
Recovery (%) – Copper	85.9	87.7
Recovery (%) – Molybdenum	22.3	26.6
Copper produced (lbs)	17,615,000	17,748,000
Molybdenum produced (lbs)	114,881	135,567

Exploration Update

In the Boundary Zone at Mount Polley, silver assays pending from the previously reported (ref: NR May 1, 2006) five holes drilled, were received and are provided in the following table. The silver grades encountered in the Boundary Zone are similar to grades being mined in the nearby Wight Pit.

Boundary Zone

Drill Hole #	Azimuth	Dip	Total Length (m)	Interval from (m)		Interval to (m)	Interval Length (m)	Copper %	Gold g/t	Silver g/t
ND06-05	0°	-90°	185.6	102.6	-	141.8	39.2	0.90	0.68	**5.72**
and				152.7	-	172.5	19.8	0.61	0.69	**3.79**
ND06-06	0°	-90°	150.6	4.9	-	13.6	8.7	1.13	2.25	**7.65**
and				40.0	-	62.5	22.5	0.37	0.40	**2.86**
and				77.5	-	112.3	34.8	0.98	1.12	**6.49**
ND06-07	0°	-90°	143.0	3.1	-	15.0	11.9	0.55	2.12	**3.61**
and				75.1	-	100.1	25.0	1.51	2.56	**8.92**
including				82.5	-	87.5	5.0	3.75	8.42	**21.70**
ND06-08	0°	-90°	181.7	50.0	-	102.1	52.1	0.49	0.54	**3.65**
and				130.1	-	144.6	14.5	0.67	0.92	**4.17**
ND06-09	0°	-90°	384.4	46.6	-	52.8	6.2	1.02	0.55	**6.87**
and				97.6	-	139.3	41.6	0.56	0.42	**3.56**

Patrick McAndless, P.Geo. is the Qualified Person as defined by National Instrument 43-101 for the exploration program. Samples for the current diamond drilling program were analyzed at the Mount Polley Mine laboratory. A full QA/QC program using blanks, standards and duplicates was maintained for all samples submitted to the lab. Silver analysis was completed at Acme Analytical Laboratory in Vancouver.

At Huckleberry, a program of twelve diamond drill holes is underway in the Main Zone Extension. The program is designed to provide geotechnical information for pit slope design, to fill in gaps in the current block model of the zone, and to expand the zone to the west. No drill results have been received to date. The zone is currently estimated to contain a mineable resource of about 13 million tonnes, and the extension could provide a source of mill feed to extend the mine life by about two years.

Imperial is a mine development and operating mining company based in Vancouver, British Columbia. The Company's key properties are the Mount Polley open pit copper/gold producing mine (100% interest) in central British Columbia, the Huckleberry open pit copper/molybdenum producing mine (50% interest) in northern British Columbia, and the development stage Sterling gold mine (100% interest) in southwest Nevada.

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For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com


Imperial
Metals